ANDERSON
MŌRI &
TOMOTSUNE

MEMORANDUM

To: UBS AG

From: Daisuke Tanimoto
Mina Obu
Anderson Mori & Tomotsune

Re: Advice on legal issues regarding access to books and records and on-site inspections by the SEC to UBS Securities Japan Co., Ltd.

Date: October 19, 2021

This memorandum addresses your queries regarding the issues that may arise in connection with the potential inspection of UBS Securities Japan Co., Ltd. ("**USJ**") by the United States (**US**) Securities and Exchange Commission (**SEC**) in Japan.

1. BACKGROUND AND ASSUMPTIONS

1.1 We understand that UBS AG (**UBS**), a bank authorised in Switzerland, is seeking to register with the SEC as a non-resident security-based swap (**SBS**) dealer (**SBSD**).

1.2 To register as an SBSD with the SEC, a non-resident SBSD[1], such as UBS, must attach an opinion of counsel to Form SBSE, SBSE-A or SBSE-BD affirming that the SBSD can, as a matter of law:

(a) provide the SEC with prompt access to the relevant books and records as defined in paragraphs 3.3 to 3.5 (**Covered Books and Records**); and

(b) submit to on-site inspection and examination of its Covered Books and Records by the SEC (**On-Site Inspection**).

1.3 SBS transactions involving staff located in Japan will be concluded by staff of USJ, which is incorporated in Japan and authorised to engage in a financial instrument business based on the registration as a Financial Instrument Business Operator (the "**FIBO**")[2] under the Financial Instruments and Exchange Act (as amended, the "**FIEA**"). Accordingly, UBS will maintain certain Covered Books and Records in USJ.

1.4 You have asked us to issue an opinion affirming that USJ will be able to provide the SEC with prompt access to its books and records and submit to On-Site Inspection by the SEC in accordance with paragraph 1.2 above.

1.5 This opinion is structured as follows:

(a) Section 2: Summary of opinion;
(b) Section 3: Scope, assumptions and qualifications;
(c) Section 4: Revisions to applicable law;
(d) Section 5: Reliance and confidentiality;
(e) Annex 1: Opinion; and
(f) Annex 2: Assumptions.

1.6 For the purposes of this opinion, the legal or natural person imparting the information subject to the duty of confidentiality will be the **Rights Holder** and the person receiving that information, in this case USJ, will be the **Recipient.**

2. SUMMARY OF OPINION

Subject to the assumptions and qualifications below, it is our opinion that:

2.1 USJ can, as matter of applicable Japanese law, submit to On-Site Inspection by the SEC. There is no restriction on USJ submitting to On-Site Inspection by the SEC under Japanese law. The remainder of this opinion focuses on USJ's ability to disclose information contained in Covered Books and Records to the SEC in the course of On-Site Inspection in Japan and the ability to provide the SEC with prompt access to Covered Books and Records.

2.2 USJ can, as a matter of applicable Japanese law, provide the SEC with prompt access to Covered Books and Records held by USJ in Japan[3].

DATA PROTECTION

2.3 The Act on the Protection of Personal Information (the "APPI") will apply to USJ's disclosure of the information in Covered Books and Records to the SEC to the extent that these comprise or contain Personal Data, which will be defined in 7.2 of Annex 1.

2.4 USJ must obtain consent from the relevant individuals (i.e. data subjects) for provision of their Personal Data to the SEC unless such provision of Personal Data falls within exemptions given in the APPI.

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1 In the case of a corporation, an SBSD will be "non-resident" if it is incorporated in or has its principal place of business in any place not in the United States (see 17 Code of Federal Regulations (**CFR**) § 240.15Fb2-4(a)(2)). As UBS is incorporated in Switzerland, UBS fulfils this definition of a "non-resident" SBSD.

2 USJ is registered as a Type-I FIBO, Type-II FIBO and Investment Management Business Operator (as defined under Article 28 (1), (2) and (4) of the FIEA).

3 Where a restriction on the ability to transfer personal data or to disclose confidential information applies, consent from the Rights Holder or approval by the FSA, validly given in accordance with the relevant standard for consent or approval under each applicable legal or regulatory obligation, would allow for such information to be lawfully transferred to the SEC or disclosed to the SEC during On-Site Inspection. Please note that valid consent and approval is assumed in Assumptions 3 and 4.

2.5 If USJ obtains consent from the relevant individual, USJ can provide the Personal Data to the SEC without being in breach of the APPI.

JAPANESE LAW DUTIES OF CONFIDENTIALITY

2.6 If USJ enters into a contract which includes a confidentiality clause with other parties such as their customers or counterparties to their transactions, the disclosure of information to the SEC would be a violation of the clause unless it fall within exemptions stipulated under the contracts. Therefore, USJ may be contractually liable for damages arising from the disclosure.

2.7 Even if there is no specific contractual provisions restricting the disclosure of information, it is generally understood that financial institutions owe the duty of confidentiality in relation to customer information under Japanese law. This has been affirmed by a judgement by the Supreme Court of Japan.

2.8 Disclosure with consent would not amount to a breach of these legal duties.

RELATIONSHIP WITH REGULATOR IN JAPAN

2.9 As USJ is subject to supervision of the Japanese regulatory authorities (including the Financial Services Agency (the "FSA") and other relevant Japanese governmental organizations, each a "Japanese regulatory authority") pursuant to the financial regulatory legislation such as the FIEA, the disclosure of information relevant to the communications with the relevant Japanese regulatory authority (or an entity acting on its behalf[4]), may be subject to restrictions and may require prior approval from the relevant Japanese regulatory authority.

2.10 In particular, the result of on-site inspection conducted by a Japanese regulatory authority is generally considered as confidential by the FSA. In practice, the disclosure of the result of on-site inspection and relevant information is subject to the prior written approval of the FSA.

2.11 If USJ discloses such confidential information to the SEC without the FSA's approval, it might lead to administrative action by the FSA depending on the situation.

This summary opinion is not a substitute for the full expression of our views set out in Annex 1.

3. SCOPE, ASSUMPTIONS AND QUALIFICATIONS

3.1 This opinion relates solely to access provided to the SEC of Covered Books and Records held by USJ in Japan and On-Site Inspection of USJ by the SEC in Japan. This opinion applies equally to remote access from the US to Covered Books and Records held in Japan. This opinion excludes books and records held in the US. Where matters considered in this opinion are not governed by laws applying to the entirety of Japan, this opinion relates solely to matters of Japanese law.

[4] It is not expected that the SEC, when conducting On-Site Inspections, would be acting on behalf of any Japanese regulatory authority.

3.2 This opinion has been prepared in accordance with UBS's specific instructions as to the scope of the opinion. For this purpose you have issued us with guidance from a third party US law firm which we have used to inform the scope of our opinion.

3.3 This opinion only covers access to and the On-site Inspection of Covered Books and Records. Covered Books and Records include only those books and records which:

(a) relate to the US business[5] of the non-resident SBSD.[6] These are the records that relate to an SBS that is either:

(i) entered into, or offered to be entered into, by or on behalf of the non-resident SBSD with a "U.S. Person" as defined in 17 CFR § 240.3a71-3(a)(4)[7] (**US Person**) (other than an SBS conducted through a foreign branch of such US Person[8]); or

(ii) arranged, negotiated, or executed by the personnel of the non-resident SBSD located in a branch in the US (**US branch**) or office or by the personnel of an agent of the non-resident SBSD located in a US branch or office;[9] or

(b) constitute financial records necessary for the SEC to assess the non-resident SBSD's compliance with the SEC's margin and capital requirements, if applicable.[10]

3.4 Further to Assumption 1, this opinion is limited to those types of records that are relevant to prudentially regulated SBSDs, which excludes financial records as noted in paragraph 3.3(b) above. For this opinion, the term "Covered Books and Records" extends to these record types alone.

3.5 This opinion covers data relating to:

(a) SBS transactions with US persons, insofar as this data is held by USJ (e.g. voice recordings and client communications) (some data relating to such transactions may

[5] As defined in 17 CFR §240.3a71-3(a)(8).

[6] Cross-Border Application of Certain [SBS] Requirements, 85 Fed. Reg. 6270, 6296 (Feb. 4, 2020) (the **SEC Guidance**).

[7] A "U.S. person" means any person that is "(i) a natural person resident in the U.S.; (ii) a partnership, corporation, trust, investment vehicle, or other legal person organized, incorporated, or established under the laws of the United States or having its principal place of business in the United States; (iii) an account (whether discretionary or non-discretionary) of a U.S. person; or (iv) an estate of a decedent who was a resident of the United States at the time of death." 17 CFR § 240.3a71-3(a)(4).

[8] A "foreign branch" means "any branch of a U.S. bank if: (i) the branch is located outside of the United States; (ii) the branch operates for valid business reasons; and (iii) the branch is engaged in the business of banking and is subject to substantive banking regulation in the jurisdiction where located." (17 CFR § 240.3a71-3(a)(2)). An "SBS conducted through a foreign branch" means an SBS that is "arranged, negotiated, and executed by a U.S. person through a foreign branch of such U.S. person if: (A) the foreign branch is the counterparty to such security-based swap transaction; and (B) the security-based swap transaction is arranged, negotiated, and executed on behalf of the foreign branch solely by persons located outside the United States." (17 CFR § 240.3a71-3(a)(3)(i)).

[9] 17 CFR § 240.3a71-3(a)(8)(i)(B).

[10] The requirement set out in this paragraph 3.3(b) does not apply to USJ because it is not subject to the SEC's margin and capital requirements as it is assumed that USJ has a prudential regulator – please see the assumptions set out in Annex 2

be held by UBS in other jurisdictions – access to and On-Site Inspection by the SEC of data that is held in other jurisdictions is not within scope of this opinion); and

(b) the activities of the staff of USJ pertaining to SBS transactions (irrespective of whether the transaction is with a US person or a non-US person).

This opinion does not cover data relating to SBS transactions with non-US persons (even though these will be concluded by staff of USJ acting in the name and for the account of UBS as a 'Related Entity' of UBS, we are instructed that this data is not relevant for the purposes of substituted compliance and so this data is not within scope of this opinion).

3.6 The issues addressed in this opinion apply equally across the different document types which constitute the Covered Books and Records based upon the information actually contained in each of the relevant Covered Books and Records. We have not examined any such documents or records.

3.7 In giving this opinion, we have made the further assumptions set out in Annex 2.

3.8 No opinion is expressed on matters of fact.

3.9 Japanese legal concepts expressed in the English language may not be identical to corresponding concepts described by the equivalent English terms as they exist under the laws of other jurisdictions.

4. REVISIONS TO APPLICABLE LAW

4.1 We note that the SEC rules[11] require a non-resident SBSD to re-certify within 90 days after any changes in the legal or regulatory framework that would:
(a) impact the ability of the SBSD to provide prompt access to its Covered Books and Records;
(b) impact the manner in which it would provide prompt access to its Covered Books and Records; or
(c) impact the ability of the SEC to conduct On-Site Inspections.

4.2 Upon a change in law or regulatory framework of the nature outlined in paragraph 4.1 above, the SBSD is required to submit a revised opinion describing how, as a matter of law, the SBSD will continue to meet its obligations.

4.3 This opinion relates solely to the laws of Japan in force as at the date of this opinion. We have no obligation to notify any addressee of any change in any applicable law or its application after the date of this opinion.

5. RELIANCE AND CONFIDENTIALITY

5.1 This opinion is given for the sole benefit of the addressee. It may not be relied upon by anyone else without our prior written consent.

11 17 CFR § 240.15Fb2-4(c)(2).

5.2 This opinion is not to be disclosed to any person outside of UBS AG's group or used, circulated, quoted or otherwise referred to for any other purpose. However, a copy of this opinion letter may be disclosed:
(a) where disclosure is required or requested by any governmental, banking, taxation or other regulatory authority or similar body having jurisdiction over UBS AG (including to the SEC as part of UBS AG's SBSD registration application) or by the rules of any relevant stock exchange or pursuant to any applicable law or regulation; and

(b) to UBS AG's affiliates, and any of their officers, directors, employees, auditors, insurers, reinsurers, insurance brokers and professional advisors (in their capacity as such).

5.3 Any such disclosure must be made on the basis that it is for information purposes only, no recipient may rely on this advice, no client-lawyer relationship between us and the recipient arises following, or as a result of, any such disclosure. We assume no duty or liability to any recipient, and any recipient under paragraph 5.2(b) will be subject to the same restrictions on disclosure as set out above.

5.4 We assume no obligation to advise you or any other person or to make any investigations as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinions expressed herein.

Yours faithfully,

Anderson Mori & Tomotsune

ANNEX 1
OPINION

1. INTRODUCTION

1.1 USJ can, as matter of applicable Japanese law, submit to On-Site Inspection by the SEC. There is no restriction on USJ submitting to On-Site Inspection by the SEC under Japanese law.

1.2 Pursuant to Article 189 of the Financial Instruments and Exchange Act (the "FIEA"), the Prime Minister of Japan may, upon on request of the foreign financial authority, cooperate with the foreign regulatory authority if they find it appropriate. In this regard, the FSA has executed memorandum of understandings (the MOU) with other foreign financial regulatory authorities including the SEC[12], which sets forth the framework of information exchange with the foreign financial regulatory authorities. While the MOU is not legally binding, the FSA may provide the SEC with information in light of the MOU.[13]

1.3 For completeness, if the SEC's actions involve the exercise of jurisdictional authority (e.g., on-site compulsory criminal investigation) in Japan, the SEC may need to obtain approval from the Japanese government pursuant to the international laws principle, so as to respect Japanese sovereignty under the international laws generally recognized in Japan.

1.4 If the intended action does not involve a mandatory action and is carried out with the consent of the relevant parties (e.g. making written or phone inquiries or investigation with the consent of relevant parties), this would not be regarded as an action involving jurisdictional authority nor an infringement of Japanese sovereignty.

1.5 These international law issues are of potential relevance only to the SEC as a US governmental organization, but would not restrict USJ from submitting to On-Site Inspection by the SEC. The remainder of this opinion focuses on USJ's ability to disclose information contained in Covered Books and Records to the SEC in the course of On-Site Inspection and the ability to provide the SEC with prompt access to Covered Books and Records.

1.6 USJ can, as a matter of applicable Japanese law, provide the SEC with prompt access to Covered Books and Records held by USJ in Japan, as described in Sections 2 to 4 below.

2. DATA PROTECTION

2.1 Under the APPI, "Personal Data", as defined in the APPI, encompasses "Personal Information constituting a Personal Information Database", and "Personal Information" is in turn defined broadly as "information relating to a living individual", and includes among other things information such as "name, date of birth, or other descriptions etc.... stated, recorded or otherwise expressed using voice, movement or other methods in a document, drawing or electromagnetic record (meaning a record kept in an electromagnetic form... whereby a specific individual can be identified (including those which can be readily collated with other information and thereby identify a specific individual)". "Personal Information Database" is defined, in summary, as a database of Personal Information that enables key word searches.

12 https://www.fsa.go.jp/news/newse/e20020517-1.html

13 In this regard, the MOU between the FSA and SEC only clarifies the intention of information exchange and does not override the regulation in Article 189 of the FIEA.

2.2 The information contained it the Covered Books and Records Personal Data would include Personal Information on USJ's employees and individuals who work for USJ's clients, and USJ may be considered to use a database of Personal Information. As a result, USJ will be subject to the APPI as a business operator using a Personal Information Database for its business within the meaning under Article 2(3) of the APPI. Accordingly, the APPI would apply to USJ's disclosure of Covered Books and Records to the SEC to the extent that these comprise or contain Personal Data.

2.3 As a general rule, a business operator handling personal information shall not, except in the following cases, provide Personal Data to a third party without obtaining the prior consent of the relevant individual (i.e. data subject). As the APPI does not provide a specific exemption for disclosures to a foreign regulatory authority (including the SEC), such disclosure is generally subject to the consent of the relevant individual unless it falls within specified exemptions as described follows:

(a) Exemptions under Article 23 of the APPI

Article 23 of the APPI provides the following exemptions where the Personal Data can be provided to a third party without consent of the relevant individuals:

(i) Cases where the provision of Personal Data is based on laws and regulations (which means Japanese laws and regulations);

(ii) Cases where the provision of Personal Data is necessary for the protection of the life, body, or property of an individual and in which it is difficult to obtain the consent of the person;

(iii) Cases where the provision of Personal Data is especially necessary for improving public health or promoting the sound growth of children and in which it is difficult to obtain the consent of the person; and

(iv) Cases where the provision of Personal Data is necessary for cooperating with a (Japanese) state organization, a local government (in Japan), or an individual or a business operator entrusted by one of the foregoing in executing the affairs prescribed by (Japanese) laws and regulations and in which obtaining the consent of the person are likely to impede the execution of the affairs.

(b) Exemptions under Article 24 of the APPI

Article 24 of the APPI stipulates the rules specific to provision of Personal Data to a third party in a foreign country. While Article 24 of the APPI generally prohibits the provision of Personal Data to a third party in a foreign country without consent of the relevant individual, it also provides following exemptions:

(i) The foreign country which has established a personal information protection system equivalent to the standards in Japan in regard to the protection of an individual's rights and interests is not regarded as "a foreign country" in the context of Article 24 of the APPI. As of today, only the countries belonging to European Union and the United Kingdom, but not the US are designated as foreign countries that are eligible under this exemption[14]; and

14 Personal Information Protection Commission Notification No. 1 of 2019

(ii) A person establishing a system conforming to standards prescribed by rules of the Personal Information Protection Commission as necessary for continuously taking action equivalent to those that a personal information handling business operator in Japan shall take concerning the handling of Personal Data does not fall within "a third party" in the context of Article 24 of the APPI. While Article 11-2 of the Enforcement Ordinance of the APPI sets forth the requirement for such system [15], whether such system is established would be determined case by case basis.

2.4 We have assumed, at Assumption 3, that USJ has obtained any necessary prior consent of the relevant individuals. As such, provision of Personal Data to the SEC is permissible.

3. JAPANESE LAW DUTIES OF CONFIDENTIALITY

3.1 Under Japanese contract law, if USJ enters into a contract which includes a confidentiality clause with other parties such as customers or counterparties of transactions, disclosure to the SEC would be a violation of that clause unless it fall within exemptions stipulated under the contracts. Therefore, in such a scenario, USJ may be contractually liable for damages arising from the disclosure.

3.2 Even if there is no specific contractual restriction, it is generally understood that financial institutions owe the duty of confidentiality in relation to customer information under Japanese law. In this regard, the judgement by the Supreme Court of Japan on December 11, 2007 stated that financial institutions have duties of confidentiality in relation to information related to its customers, including transaction information or credit information, based on a contractual relationship or business practice and shall not disclose such information without reasonable reason.

3.3 Where such confidentiality duties are relevant for the benefit of USJ's customers, disclosure of confidential information of such customers to the SEC is permissible where the relevant customers have given prior consent. We have assumed, at Assumption 3, that USJ has obtained any necessary prior consent of the relevant individuals.

4. RELATIONSHIP WITH REGULATOR IN JAPAN

4.1 As USJ is subject to supervision of the Japanese regulatory authority including the FSA pursuant to the financial regulatory legislation such as the FIEA, the disclosure of information relevant to communications with a Japanese regulatory authority may require the prior approval of that authority.

4.2 In particular, the results of an on-site inspection conducted by a Japanese regulatory authority are generally considered to be confidential by the FSA. In practice, the disclosure of the results of an on-site inspection and relevant information is subject to prior written approval to the FSA. [16]

4.3 If USJ discloses such confidential information to the SEC without the FSA's approval, it may negatively affect the relationship between the FSA and USJ. As the FSA has broad discretionary supervisory power over USJ, the FSA might take administrative actions against USJ depending on the situation surrounding the disclosure of such confidential information. Therefore, the FSA's approval may be required in practice. We have assumed, at Assumption 4, that USJ has obtained any necessary prior approval from the FSA.

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[15] Article 11-2 of the Enforcement Ordinance of the APPI set forth the requirement for the system as follows:

(i) Implementation of measures in accordance with the purport of the APPI is ensured between a business operator handling personal information and a person who receives the provision of personal data in an appropriate and reasonable manner with regard to the handling of the personal data by the person who receives the provision.

(ii) The person who receives the provision of personal data is accredited under the international framework pertaining to the handling of personal information

[16] In this regard, Item 10 (3) (iii) of the Guideline on Securities Monitoring published by FSA requires the financial institution which underwent the inspection to make application to the FSA for request to disclosure the result of the inspection to a third party.

ANNEX 2
ASSUMPTIONS

This opinion relies on the following assumptions:

1. UBS AG, including USJ has a "prudential regulator" as defined by Section 3 of the US Securities Exchange Act of 1934 (the Securities Exchange Act). As such, the Covered Books and Records considered in this opinion are limited to what a prudentially regulated SBSD must be able to share with the SEC.

2. Additionally, in accordance with SEC Guidance at 85 FR 6297, books and records pertaining to SBS transactions entered into prior to the date that USJ submits an application for registration are not Covered Books and Records.

3. USJ has obtained any necessary prior consent of the persons (e.g., counterparties, employees) whose information is or will be included in Covered Books and Records in order to provide the SEC with access to its Covered Books and Records or to allow On-Site Inspections, to the extent, as considered in this opinion, such consent would constitute valid consent and such consent has not been withdrawn. Insofar as Covered Books and Records relate to employees of USJ, such employees are "associated persons" of UBS for purposes of 17 CFR § 240.18a-5(b)(8) who have agreed to sharing of their personal/employment information with the SEC in the event of a request for information from the SEC.

4. Where information relevant to the communications with a Japanese regulatory authority, including the result of an on-site inspection conducted by a Japanese regulatory authority, is included in Covered Books and Records, USJ has received any necessary prior approval from such Japanese regulatory authority to disclose such information to the SEC.

5. The SEC will restrict its information requests for, and use of, any information pursuant to its access to Covered Books and Records and On-Site Inspections to only the information that it requires for the legitimate and specific purpose of fulfilling its regulatory mandate and responsibilities by evaluating compliance with legal obligations designed to ensure the proper legal administration of SEC-regulated firms (which includes regulating, administering, supervising, enforcing and securing compliance with the securities or derivatives laws in its jurisdiction) and to prevent and/or enforce against potential illegal behaviour.

6. We understand that USJ's general experience in responding to information requests from the SEC (or other US and non-US regulators) leads it to maintain a belief, which it considers to be reasonable, that USJ can and (subject to any changes in applicable law and regulation and/or the approach of relevant regulators) will continue to be able to comply with these data protection principles in the course of making disclosures of the sort required when providing access to Covered Books and Records and submitting to On-Site Inspection.[17]

7. It is the SEC's practice to limit the type and amount of personal data it requests during examinations to targeted requests based on risk and related to specific clients and accounts, and employees. We understand that this is in line with USJ's general experience in responding to information requests from the SEC, leading it to maintain a belief, which it considers reasonable, that this assumption is, and will remain, accurate (subject to any changes in applicable law and regulation and/or the approach of relevant regulators).[18]

[17] See the SEC Guidance at 85 FR 6298.

[18] See the SEC Guidance at 85 FR 6298

8. Information, data and documents received by the SEC are maintained in a secure manner and, under strict US laws of confidentiality, information about individuals cannot be onward shared save for certain uses publicly disclosed by the SEC, including in an enforcement proceeding, pursuant to a valid and non-exempt US Freedom of Information Act (**FOIA**) request,[19] pursuant to a lawful request of the US Congress or a properly issued subpoena, or to other regulators who have demonstrated a need for the information and provide assurances of confidentiality.

9. Any data held by USJ that is subject to a disclosure request from the SEC, either by way of access or On-Site Inspection, will be held by USJ in Japan and will provided directly to the SEC by USJ (and not via UBS AG or another entity).

[19] We do not give any views in the opinion to matters of US law, though we understand that information can be made public pursuant to requests under the US FOIA, and that certain information is exempt from such requests, including (among others): (1) a trade secret or privileged or confidential commercial or financial information obtained from a person; (2) a personnel, medical, or similar file the release of which would constitute a clearly unwarranted invasion of personal privacy; (3) information compiled for law enforcement purposes, the release of which (a) could reasonably be expected to interfere with law enforcement proceedings; (b) would deprive a person of a right to a fair trial or an impartial adjudication; (c) could reasonably be expected to constitute an unwarranted invasion of personal privacy; (d) could reasonably be expected to disclose the identity of a confidential source; (e) would disclose techniques, procedures, or guidelines for investigations or prosecutions; or (f) could reasonably be expected to endanger an individual's life or physical safety; (4) contained in or related to examination, operating, or condition reports about financial institutions that the SEC regulates or supervises.